UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Cascade Financial Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
147272108
(CUSIP Number)
Mr. Arthur Skotdal
P.O. Box 5267
Everett, WA 98206
Tel. (425) 252-5400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 26, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	147272108

1	NAMES OF REPORTING PERSONS Andrew P. Skotdal

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	418,685

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	147272108

1	NAMES OF REPORTING PERSONS Dana M. Skotdal

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,377

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	147272108

1	NAMES OF REPORTING PERSONS Skotdal Enterprises, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Washington (See Item 2 for More Information)

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	60,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	147272108

1	NAMES OF REPORTING PERSONS Arthur & Marianne Skotdal Revocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	N/A (See Item 2 for More Information)

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	218,284

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	147272108
Item 1. Security and Issuer
This statement relates to Common Stock, par value $0.01 per share (the “Shares”), of Cascade Financial Corporation, a Washington corporation (“Issuer”). The address of the principal executive offices of the Issuer is 2828 Colby Avenue, Everett, WA 98201
Item 2. Identity and Background.
(a) The name of each natural person filing this statement is: (i) Andrew P. Skotdal; and (ii) Dana M. Skotdal. The name of each entity filing this statement is: (i) The Arthur & Marianne Skotdal Revocable Living Trust (“Skotdal Trust”), a Washington revocable trust; and (ii) Skotdal Enterprises, Inc. (“Skotdal Corporation”), a Washington Corporation.
Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are hereby filing a joint Schedule 13D.
(b) The principal business address of each of the Reporting Persons is provided as follows:
Andrew P. Skotdal
P.O. Box 5267
Everett, WA 98206
Dana M. Skotdal
P.O. Box 5267
Everett, WA 98206
Skotdal Trust
2707 Colby Avenue
Suite 1200
Everett, WA 98201
Skotdal Corporation
2707 Colby Avenue
Suite 1200
Everett, WA 98201
(c) The principal occupation of Andrew Skotdal is President/General Manager of S-R Broadcasting, Inc., in Everett, Washington. Dana Skotdal is Andrew Skotdal’s wife. The principal business of the Skotdal Corporation is real estate. The Skotdal Trust is a revocable trust established for the benefit of Arthur and Marianne Skotdal.

CUSIP No.	147272108
(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Andrew Skotdal and Dana Skotdal are citizens of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
Except as provided herein, each natural person that is a Reporting Person used personal funds for the Shares reported in this statement. In addition, the Skotdal Trust used personal funds to purchase its Shares, and the Skotdal Corporation used other funds. None of the Reporting Persons in this Schedule 13D borrowed funds or other consideration to purchase their respective Shares.
Item 4. Purpose of Transaction
As more fully discussed in amended Item 6, on May 26, 2010 the Reporting Persons contributed shares in the issuer along with certain other assets to Union Bank N.A., as Trustee, under a Blind Trust Agreement. The purpose of the Blind Trust Agreement was solely to allow for professional investment management of the assets contributed to the trust for the benefit of the Reporting Persons.
All of the shares of the issuer were acquired solely for investment purposes. One or more of the Reporting Persons (or the Trustee acting for the benefit of the Reporting Persons) may acquire additional shares of the issuer for investment.
The Reporting Persons have no plans or proposals for any changes in management or directors, or extraordinary corporate changes or transactions, concerning the issuer, and the Trustee is specifically instructed in the Blind Trust Agreement to vote the shares of the issuer entrusted to it in accordance with that certain Settlement Agreement between the issuer, the Reporting Persons, and others dated April 29, 2010, previously filed with the SEC by the Issuer as Exhibit 10.1 to Form 8-K.

CUSIP No.	147272108
Item 5. Interest in the Securities of the Issuer
Andrew P. Skotdal:

a) Number of securities owned beneficially:	418,685
Percentage of Class:	3.4%
b) Sole voting power:	0
Shared voting power:	0
Sole dispositive power:	0
Shared dispositive power:	0
c) Transactions in issuer’s securities during past 60 days: The shareholder has contributed all of his shares to Union Bank N.A. as Trustee of the Blind Trust.
Dana M. Skotdal:

a) Number of securities owned beneficially:	5,377
Percentage of Class:	0.0%
b) Sole voting power:	0
Shared voting power:	0
Sole dispositive power:	0
Shared dispositive power:	0
c) Transactions in issuer’s securities during past 60 days: The shareholder has contributed all of her shares to Union Bank N.A. as Trustee of the Blind Trust.
Skotdal Enterprises, Inc.:

a) Number of securities owned beneficially:	60,000
Percentage of Class:	0.5%
b) Sole voting power:	0
Shared voting power:	0
Sole dispositive power:	0
Shared dispositive power:	0
c) Transactions in issuer’s securities during past 60 days: The shareholder has contributed all of its shares to Union Bank N.A. as Trustee of the Blind Trust.
The Arthur & Marianne Skotdal Revocable Living Trust

a) Number of securities owned beneficially:	218,284
Percentage of Class:	1.8%
b) Sole voting power:	0
Shared voting power:	0
Sole dispositive power:	0
Shared dispositive power:	0

CUSIP No.	147272108
c) Transactions in issuer’s securities during past 60 days: The shareholder has contributed all of its shares to Union Bank N.A. as Trustee of the Blind Trust.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
On May 26, 2010 the Reporting Persons contributed shares in the issuer along with certain other assets to Union Bank N.A., as Trustee, under a Blind Trust Agreement. The Trustee holds all voting and dispositive power over the Reporting Persons’ beneficially owned shares of the Issuer’s common stock. The Blind Trust was structured to include sub-trusts for the benefit of each of the Reporting Persons.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 3, 2010	/s/ Andrew P. Skotdal
Andrew P. Skotdal

June 3, 2010	/s/ Dana M. Skotdal
Dana M. Skotdal

June 3, 2010	Skotdal Enterprises, Inc.
	by	/s/ Arthur W. Skotdal
Arthur W. Skotdal, President

June 3, 2010	Arthur & Marianne Skotdal Revocable Living Trust
	by	/s/ Arthur W. Skotdal
Arthur W. Skotdal, Trustee